                                                                       EXHIBIT 3

2001

                        INTERNATIONAL URANIUM CORPORATION









NOTICE OF ANNUAL MEETING AND
MANAGEMENT PROXY CIRCULAR

                        INTERNATIONAL URANIUM CORPORATION












                                       2
                        INTERNATIONAL URANIUM CORPORATION

INTERNATIONAL URANIUM CORPORATION
(INCORPORATED UNDER THE LAWS OF ONTARIO)


                            MANAGEMENT PROXY CIRCULAR
   All dollar amounts in this Management Proxy Circular refer to United States currency, unless otherwise noted.

SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation by the management of International Uranium Corporation (the "Corporation") of proxies to be used at the annual meeting of the shareholders of the Corporation to be held at the Vancouver offices of the Corporation at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, February 15, 2001, at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the purposes set forth in the enclosed notice. It is not intended to use the accompanying proxy for the purposes of voting on the consolidated financial statements of the Corporation and its subsidiaries prepared for the fiscal year ended September 30, 2000 and the reports of management and the auditors.

THIS SOLICITATION IS MADE BY THE MANAGEMENT OF THE CORPORATION. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by officers, directors and regular employees of the Corporation without special compensation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of December 20, 2000.

The Corporation has distributed copies of the notice of annual meeting of shareholders, this circular and forms of proxy (collectively, the "documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees ("intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those intermediaries ("non-registered shareholders"). The intermediaries are required to forward the documents to non-registered shareholders.

The solicitation of proxies from non-registered shareholders will be carried out by intermediaries, or by the Corporation if the names and addresses of non-registered shareholders are provided by the intermediaries. The cost of the solicitation will be borne by the Corporation.

Non-registered shareholders who wish to file proxies should follow the directions of their intermediary with respect to the procedure to be followed. Generally, non-registered shareholders will either:

(a) be provided with a form of proxy executed by the intermediary but otherwise not completed. The non-registered shareholder may complete the proxy and return it directly to the Corporation's transfer agent; or

(b) be provided with a request for voting instructions. The intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT, REVOCATION AND VOTING OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF MAY DO SO EITHER BY INSERTING THE PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE COMPLETED PROXY AT THE OFFICE OF COMPUTERSHARE INVESTOR SERVICES INC. (FORMERLY MONTREAL TRUST COMPANY OF CANADA) AT THE ADDRESS SPECIFIED IN THE PROXY NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF, OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING OR ANY ADJOURNMENT thereof.

A proxy given by a shareholder for use at the meeting or any adjournment thereof may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be





                                       1
                        INTERNATIONAL URANIUM CORPORATION
used, or with the Chairman of the meeting on the day of the meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at: Scotia Plaza, Suite 2100, 40 King St. West, Toronto, Ontario, Canada, M5H 3C2.

The form of proxy affords the shareholder an opportunity to specify that the shares registered in the shareholder's name shall be voted or withheld from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation at a remuneration to be fixed by the board of directors of the Corporation (the "Board").

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Board, in each case in accordance with the specifications made by shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AS SET OUT IN THIS CIRCULAR AS DIRECTORS OF THE CORPORATION AND THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AS SET OUT IN THIS CIRCULAR AS DIRECTORS OF THE CORPORATION AND IN FAVOUR OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED IN IT WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. At the time of printing of this circular the management of the Corporation knows of no other matters to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matters which are not now known to management should properly come before the meeting or any adjournment thereof, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 65,525,066 common shares of the Corporation outstanding. Each shareholder is entitled to one vote for each common share shown as registered in the shareholder's name on the record date. The directors have fixed the close of business on January 5, 2001, as the record date for the meeting. Only shareholders of record as at the close of business on January 5, 2001, are entitled to receive notice of and to attend and vote at the meeting except to the extent that a person has transferred the ownership of any such shares after that date and the transferee requests not later than 10 days before the meeting that its name be included in the list of shareholders entitled to vote at the meeting, in which case the transferee is entitled to vote its shares at the meeting.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:


        NAME AND ADDRESS         NUMBER OF SHARES         PERCENTAGE
        ----------------         ----------------         ----------

Lundin, Adolf H.                    22,500,000               34.3%



ELECTION OF DIRECTORS

The Board consists of seven (7) directors to be elected annually. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of such persons as directors of the Corporation, unless a shareholder has specified in its proxy that the shareholder's shares are to be withheld from voting in the election of directors.


                                       2
                        INTERNATIONAL URANIUM CORPORATION

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him directly or indirectly or over which he exercises control or direction:



                                                       COMMON SHARES OF
                                                       THE CORPORATION
                                                     BENEFICIALLY OWNED,
                                                         DIRECTLY OR
                                      PERIOD OF         INDIRECTLY, OR
    NAME AND MUNICIPALITY OF         SERVICE AS A       CONTROLLED OR           PRESENT PRINCIPAL OCCUPATION AND POSITION WITH THE
            RESIDENCE                  DIRECTOR            DIRECTED                              CORPORATION
    ------------------------         ------------   ---------------------       --------------------------------------------------

LUKAS H. LUNDIN                      May 9, 1997                                Chairman of the Board of the Corporation; Director
Vancouver, BC                             to                                    and officer of a number of publicly-traded natural
                                       present             458,500              resource companies, including: Santa Catalina
                                                                                Mining Corp., International Curator Resources
                                                                                Ltd., Tenke Mining Corp., Tanganyika Oil Company
                                                                                Ltd. and South Atlantic Resources Ltd.

RON F. HOCHSTEIN                    April 6, 2000                               President and Chief Executive Officer of the
Lakewood, CO                              to               100,000              Corporation since April 6, 2000; from January 31,
                                       present                                  2000 to April 6, 2000, Vice President and Chief
                                                                                Operating Officer of the Corporation

EARL E. HOELLEN                      May 9, 1997                                Self-employed businessman; October 24, 1996 to
Englewood, CO                             to               750,000              April 6, 2000, President and Chief Executive
                                       present                                  Officer of the Corporation.

WILLIAM A. RAND                      May 9, 1997                                Self-employed businessman.
Vancouver, BC                             to                 Nil*
                                       present

JOHN H. CRAIG                        May 9, 1997                                Lawyer, partner of Cassels Brock & Blackwell LLP
Toronto, ON                               to               155,000
                                       present

CHRISTOPHER J. F. HARROP             May 9, 1997                                November 1994 to present, Senior Vice-President
Toronto, ON                               to               300,926              and Director, Canaccord Capital Corp.
                                       present

DAVID C. FRYDENLUND                  May 9, 1997                                Vice President, General Counsel, Chief Financial
Lone Tree, CO                             to               200,000              Officer and Corporate Secretary of the
                                       present                                  Corporation.


*A total of 200,000 shares are held in the name of Rand Edgar Capital Corp., a company which is owned by the families of Mr. Rand and of a business associate of Mr. Rand.

Each of the above nominees was elected to his present term of office at the annual meeting of shareholders of the Corporation held on March 17, 2000, except for Mr. Ron Hochstein who was appointed a director of the Corporation on April 6, 2000 to fill the vacancy created by the resignation of Mr. Adolf H. Lundin as a director of the Corporation.

The information as to shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except as follows:



                                       3
                        INTERNATIONAL URANIUM CORPORATION

   o Mr. Ron Hochstein was Vice President, Corporate Development of the Corporation from October 11, 1999 to January 30, 2000, and was an engineering consultant with the AGRA-Simons Mining Group, an engineering and consulting firm, from July 1995 to October 1999.

   o During the period August 1998 to August 1999, Mr. Harrop was Chairman and a director of Northern Securities Inc.

   o During the period July 1996 to July 1997, Mr. Frydenlund was Vice-President of Namdo Management Services Ltd., a management services company. Prior to July 1996, Mr. Frydenlund was a partner with the law firm of Ladner Downs.

If any of the above-named nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that its shares are to be withheld from voting in the election of directors.

The Board does not have an executive committee. The Board has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environment, Health and Safety Committee. The following table sets out the members of such Committees:



                                                                      CORPORATE GOVERNANCE           ENVIRONMENT, HEALTH AND
        AUDIT COMMITTEE              COMPENSATION COMMITTEE         AND NOMINATING COMMITTEE             SAFETY COMMITTEE
        ---------------              ----------------------         ------------------------         -----------------------

        William A. Rand                  Lukas H. Lundin            Christopher J.F. Harrop          Christopher J.F. Harrop
         John H. Craig                   William A. Rand                William A. Rand                David C. Frydenlund
    Christopher J.F. Harrop               John H. Craig                  John H. Craig                    John H. Craig

APPOINTMENT AND REMUNERATION OF AUDITORS

In the past, the Board has negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

PricewaterhouseCoopers LLP was first appointed as auditors of the Corporation on May 9, 1997. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.


EXECUTIVE COMPENSATION

The following table summarizes the compensation of each of the named executive officers of the Corporation for the fiscal year ended September 30, 2000, as well as the fiscal periods ended September 30, 1999 and September 30, 1998.


                                       4
                        INTERNATIONAL URANIUM CORPORATION

                           SUMMARY COMPENSATION TABLE


                                             ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                    ----------------------------------------------------------------------------------
                                                                                      AWARDS                PAYOUTS
                                                                           -------------------------------------------
                                                             OTHER ANNUAL    SECURITIES     RESTRICTED
                                                                COMPEN-        UNDER         SHARES OR       LTIP       ALL OTHER
   NAME AND PRINCIPAL                  SALARY       BONUS       SATION     OPTIONS/SARS     RESTRICTED      PAYOUTS    COMPENSATION
        POSITION           YEAR       (US$)(1)      (US$)       (US$)       GRANTED(#)    SHARE UNITS(US$)   (US$)        (US$)
          (a)               (b)          (c)         (d)         (e)            (f)             (g)           (h)          (i)
------------------------- --------- -------------- --------- ------------- --------------- -------------- ------------ ------------

Ron F. Hochstein            2000       128,000       Nil         Nil         1,250,000          Nil           Nil          Nil
President and Chief         1999         Nil         Nil         Nil            Nil             Nil           Nil          Nil
Executive Officer(2)(3)     1998         Nil         Nil         Nil            Nil             Nil           Nil          Nil

David C. Frydenlund,        2000       158,400       Nil       9,000(5)       700,000           Nil           Nil          Nil
Vice President, General     1999     152,100(4)      Nil       9,000(5)       200,000           Nil           Nil          Nil
Counsel, Chief              1998       150,000       Nil       9,000(5)         Nil             Nil           Nil          Nil
Financial Officer, and
Corporate Secretary(2)

Earl E. Hoellen,            2000       104,769       Nil       2,024(9)         Nil             Nil           Nil       90,948(6)
(former President and       1999       180,000       Nil       2,500(9)       375,000           Nil           Nil          Nil
Chief Executive             1998       180,000       Nil       2,500(9)         Nil             Nil           Nil          Nil
Officer)(6)

Harold R. Roberts,          2000       50,268        Nil       1,229(9)         Nil             Nil           Nil       40,195(7)
(former Vice President,     1999       140,000       Nil       2,525(9)        75,000           Nil           Nil          Nil
Operations)(7)              1998       140,000       Nil       2,025(9)         Nil             Nil           Nil          Nil

Rick L. Townley,            2000       56,269        Nil        844(9)          Nil             Nil           Nil       26,250(8)
(former Vice President      1999       105,000       Nil       2,500(9)         Nil             Nil           Nil          Nil
Finance, Chief              1998       105,000       Nil       2,500(9)         Nil             Nil           Nil          Nil
Financial Officer and
Treasurer)(8)

NOTES TO SUMMARY COMPENSATION TABLE

(1) The Corporation's currency for disclosure purposes is US dollars which are the functional currency of the Corporation's operations.

(2) Each of Messrs. Ron F. Hochstein and David C. Frydenlund have contracts of employment with the Corporation's subsidiary, International Uranium
         (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Corporation or responsibilities. The expiry date of the employment contracts are October 13, 2001 for Mr. Hochstein and June 30, 2001 for Mr. Frydenlund.

(3) Mr. Hochstein commenced employment with the Corporation on October 11, 1999. During the period January 31, 2000 to April 6, 2000, Mr. Hochstein held the position of Vice President and Chief Operating Officer of the Corporation. Mr. Hochstein was appointed President and Chief Executive Officer of the Corporation on April 6, 2000.

(4) During the fiscal year ended September 30, 1999, a total of $152,100 was earned by Mr. Frydenlund of which $150,000 was paid and $2,100 had been accrued. This accrual was paid in fiscal 2000.

(5) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from a loan provided to Mr. Frydenlund.

(6) Mr. Hoellen resigned as President and Chief Executive Officer of the Corporation on April 6, 2000. Compensation figures disclosed for the fiscal year ended September 30, 2000 for Mr. Hoellen represent the amounts earned between October 1, 1999 and April 6, 2000. Mr. Hoellen received $90,000 as a severance payment and $948 for medical insurance coverage subsequent to his resignation.


                                       5
                        INTERNATIONAL URANIUM CORPORATION

(7) Mr. Roberts resigned as Vice President, Operations, of the Corporation on January 31, 2000. Compensation figures disclosed for the fiscal year ended September 30, 2000 for Mr. Roberts represent amounts earned between October 1, 1999 and January 31, 2000. Mr. Roberts received $35,000 as a severance payment and $5,195 for medical insurance coverage subsequent to his resignation.

(8) Mr. Townley resigned as Vice President, Finance, Chief Financial Officer and Treasurer of the Corporation on April 6, 2000. Compensation figures disclosed for the fiscal year ended September 30, 2000 for Mr. Townley represent amounts earned between October 1, 1999 and April 6, 2000. Mr. Townley received $26,250 as a severance payment.

(9) Amounts represent 401K matching contributions made to the named executive's retirement account per the Corporation's 401K Benefit Plan available to all eligible employees.

There were no long-term incentive plan awards made to any of the named executive officers of the Corporation during the most recently completed financial year. In addition, there are no plans in place with respect to any of the named individuals for termination of employment or change in responsibilities under employment contracts, apart from those separately disclosed herein.

No options or SARs were repriced during the most recently completed financial year. The following table summarizes individual grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries (whether or not in tandem with SARs) and freestanding SARs made during the most recently completed financial year to each of the named executive officers:

              OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR


                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                               SECURITIES          % OF TOTAL           EXERCISE        UNDERLYING
                             UNDER OPTIONS/       OPTIONS/SARS             OR          OPTIONS/SARS
                                  SARS             GRANTED TO          BASE PRICE     ON THE DATE OF
                                GRANTED           EMPLOYEES IN           (CDN$/        GRANT (CDN$/         EXPIRATION
           NAME                   (#)            FINANCIAL YEAR        SECURITY)        SECURITY)              DATE
           (a)                    (b)                  (c)                (d)              (e)                  (f)
          ------             --------------      --------------       -----------     --------------        -----------

Ron F. Hochstein               1,000,000              27.7%               0.20             0.19             May 22/2003
                                 250,000               6.9%               0.75             0.26             Oct 10/2002

David C. Frydenlund              700,000              19.4%               0.20             0.19             May 22/2003




       AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES



                                                                                                              VALUE OF
                                                                                                            UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                                                           OPTIONS/SARS AT
                                                                            UNEXERCISED OPTIONS/SARS AT      FISCAL YEAR
                                                                                 FISCAL YEAR END               END (1)
                              SECURITIES ACQUIRED          AGGREGATE                   (#)                  EXERCISABLE/
                                 ON EXERCISE            VALUE REALIZED             EXERCISABLE/            UNEXERCISABLE
           NAME                      (#)                    (CDN$)                UNEXERCISABLE                (CDN$)
           (a)                       (b)                     (c)                        (d)                      (e)
           ----               -------------------       --------------      ---------------------------   ---------------

Ron F. Hochstein                      Nil                    Nil                    1,250,000                  130,000
David C. Frydenlund                   Nil                    Nil                      900,000                   91,000
Earl E. Hoellen                       Nil                    Nil                      375,000                      Nil
Harold R. Roberts                     Nil                    Nil                        Nil(2)                     Nil
Rick L. Townley                       Nil                    Nil                        Nil(2)                     Nil



                                       6
                        INTERNATIONAL URANIUM CORPORATION

(1) Based on the closing price of the common shares of the Corporation on The Toronto Stock Exchange on Friday, September 29, 2000 of Cdn$0.33.

(2) Options held by Messrs. Harold R. Roberts and Rick L. Townley expired on February 29, 2000 and April 6, 2000, respectively, being 30 days after termination of their employment with the Corporation.

The Corporation does not have any defined benefit or actuarial plans. In addition, there are no compensatory plans or arrangements in place, including payments to be received from the Corporation or its subsidiaries, with respect to any of the above-named executive officers herein, which would result from the resignation, retirement or any other termination of employment of such person's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the named executive officer's responsibilities following a change in control, apart from those separately disclosed.

The named executive officers are eligible to participate in the Corporation's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan was established by the Board on February 4, 1998 and ratified and approved by shareholders on March 23, 1998. No purchases were made by the named executive officers during the recently-completed financial year under the Purchase Plan.

The aggregate indebtedness to the Corporation or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation and its subsidiaries as at the date hereof is US$200,000.


   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS



                                                                                     LARGEST AMOUNT
                                                                                   OUTSTANDING DURING    AMOUNT OUTSTANDING
         NAME AND PRINCIPAL                                                         FISCAL YEAR ENDED    AS AT DECEMBER 20,
              POSITION                   INVOLVEMENT OF ISSUER OR SUBSIDIARY       SEPTEMBER 30, 2000           2000
                (a)                                      (b)                               (c)                   (d)
------------------------------------- ------------------------------------------- ---------------------- --------------------

David C. Frydenlund,                  Relocation loan made by the Corporation's        200,000(1)             200,000
Vice President, General               subsidiary, International Uranium (USA)
Counsel, Chief Financial Officer      Corporation
and Corporate Secretary



(1) Non-interest bearing, full recourse loan, secured by a mortgage interest on the named executive's principal residence, granted in connection with the named executive's relocation made on June 24, 1997, and repayable in full on or before June 30, 2001.


                                       7
                        INTERNATIONAL URANIUM CORPORATION

COMPENSATION COMMITTEE

The Corporation's Compensation Committee is comprised of three non-executive directors; namely, Messrs. Lukas H. Lundin, William A. Rand and John H. Craig. Mr. Lukas H. Lundin is Chairman of the Board. None of the members of the Committee have any indebtedness to the Corporation or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

REPORT ON EXECUTIVE COMPENSATION

The Corporation's executive compensation program is administered by the Compensation Committee which is composed of three non-management directors who are identified above. The Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board. Recommendations for changes to the policies are also reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Corporation's overall goals.

The Committee's terms of reference include the responsibility to determine the level of compensation paid to the President and Chief Executive Officer of the Corporation and other senior management and executive officers of the Corporation.

The guiding philosophy of the Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating; will attract and retain qualified executives; and encourage and motivate performance. Performance includes achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from advances in the Corporation's business, continued low cost operations and enhanced cash flow and earnings.

In establishing compensation for executive officers, the Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. Such compensation is comprised primarily of a base salary and participation in the Corporation's incentive stock option and 401K plans, and may also consist of bonuses and other perquisites which are awarded on an occasional basis. Stock options align the interests of the executive officers and other key employees with the long-term interests of shareholders and provide competitive performance incentive compensation. Grants are made to executive officers after taking into consideration position level, overall individual performance, anticipated future contribution to the Corporation's success, and the ability of the individual to influence business performance.

Compensation is generally reviewed in the early part of each year having regard to the prior year's performance both at a corporate level and individually in order to determine compensation adjustments for the following year. Incentive stock options were granted to Messrs. Ron F. Hochstein and David C. Frydenlund during the year entitling them to purchase up to 1,000,000 and 700,000 common shares of the Corporation, respectively, at an exercise price of CDN$0.20 per share at any time up to May 22, 2003. It was felt by the Board that the issuance of these options was an appropriate way to continue to provide incentive to Messrs. Hochstein and Frydenlund to create shareholder value. In addition, the Committee determined to increase Mr. Hochstein's salary by approximately 15% for the fiscal period ended September 30, 2001 to reflect his new position of President and Chief Executive Officer. The Committee has recommended to the Board that the current levels of compensation for other Named Executive Officers remain unchanged for the fiscal period ending September 30, 2001. The Committee was satisfied that the current salary levels of such persons reflect competitive practices in the marketplace in which the Corporation competes to attract and retain qualified executives.

Submitted on behalf of the Compensation Committee

      William A. Rand
      Lukas H. Lundin
      John H. Craig


                                       8
                        INTERNATIONAL URANIUM CORPORATION

                                PERFORMANCE GRAPH

The following graph compares the Corporation's cumulative total shareholder return with the cumulative total return of the TSE 300 Composite Index, assuming a Cdn$100 investment in common shares on May 16, 1997 (the Corporation's initial trading date) and reinvestment of dividends, and the TSE Metals and Minerals Index, during the period. All currency references in the graph are to Canadian dollars.

                                    [GRAPH]



                              MAY 16, 1997    SEPTEMBER 30, 1997    SEPTEMBER 30, 1998    SEPTEMBER 30, 1999   SEPTEMBER 29, 2000
                              ------------    ------------------    ------------------    ------------------   ------------------

IUC                              100.00             103.97                35.71                 21.43                 26.19

TSE 300                          100.00             112.69                89.86                 111.37               166.12

TSE METALS & MINERALS            100.00              88.42                53.70                 71.47                 62.14

COMPENSATION OF DIRECTORS

A.    Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

B.    Other Arrangements

None of the directors of the Corporation were compensated in their capacity as director by the Corporation and its subsidiaries during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

C.    Compensation for Services

Since the commencement of the recently completed financial year, the law firm of Cassels Brock & Blackwell, Barristers and Solicitors of which Mr. John H. Craig is a partner, was paid $16,606 for legal services rendered as solicitors for the Corporation.

Subsequent to the retirement of Mr. Earl E. Hoellen as President and Chief Executive Officer of the Corporation, a company controlled by Mr. Hoellen, a director of the Corporation, earned a commission of $59,516 in connection with the sale by the Corporation of all of its uranium inventories and sales contracts.

Pursuant to the terms of a services agreement between the Corporation and Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation, the Corporation pays Namdo the sum of US$7,500 per month for certain corporate and administrative services. Namdo has approximately 12 employees and provides



                                       9
                        INTERNATIONAL URANIUM CORPORATION
administrative and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin in respect of services provided to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process.

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks.

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation.

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public.

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

The Board has established a Corporate Governance and Nominating Committee whose terms of reference include the responsibility of developing and monitoring the Corporation's approach to corporate governance issues. The Corporate Governance and Nominating Committee is comprised of three directors, each of whom is an outside, unrelated director.


The Board encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management's commitment to the training and development of all permanent employees.

The Board is currently comprised of seven (7) members, of whom five (5) are unrelated directors. Mr. Adolf H. Lundin, a former director of the Corporation, may be considered a "significant shareholder" which, as defined by the Corporate Governance Guidelines established by The Toronto Stock Exchange, is a shareholder with the ability to exercise a majority of votes for the election of directors. Mr. Lundin currently owns or controls approximately 34.3% of the voting shares of the Corporation.

The Board has considered the relationship of each director. Two (2) current directors, namely, Ron F. Hochstein and David C. Frydenlund, are related by virtue of their holding management positions. Mr. Earl E. Hoellen, prior to his resignation on April 6, 2000 as President and CEO of the Corporation, was considered related. Mr. Hoellen is now considered to be non-related. John H. Craig periodically provides legal services to the Corporation. He is, however, not considered to be related because of the size of his fees for such services relative to the overall fee income of his practice. Messrs. William A. Rand, John H. Craig, Christopher J.F. Harrop and Lukas H. Lundin are all unrelated. Messrs. Hoellen and Harrop do not have interests in or relationships with either the Corporation or Mr. Adolf H. Lundin, its significant shareholder. As a result, the interests of Messrs. Hoellen and Harrop, along with the interests of other directors, can be considered to fairly reflect the investment in the Corporation by shareholders other than the significant shareholder.

The responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis has been mandated to the Corporate Governance and Nominating Committee. Nominations are the result of recruitment efforts by the Chairman of the Board and the CEO and discussed informally with several directors before being brought to the Committee for approval.

Board members are presently not compensated other than by stock options; expenses are reimbursed at cost. The Corporation has developed position descriptions for the Board and the CEO. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Corporation have been



                                       10
                        INTERNATIONAL URANIUM CORPORATION
delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Corporation generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board has appointed a chair of the Board who is other than the CEO. It is common practice for the Chairman and CEO to delegate the chair to a non-related director during Board meetings.

The Board has not met without management present. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee is composed of three (3) non-management, non-related directors.

Due to the size and nature of the Corporation, the roles and responsibilities of the Audit Committee have been specifically defined and include oversight responsibility for management reporting on internal control. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Corporation has no formal internal audit process.

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors, as presently constituted, is appropriate for a corporation of the size and complexity of the Corporation. The Board, as presently constituted, brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The periodic review of this issue has been mandated to the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee has been charged with the responsibility of assessing and monitoring the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Board has put structures in place to ensure effective communication between the Corporation, its shareholders and the public. The Corporation has established an investor relations and corporate development procedure where every shareholder inquiry receives a prompt response. One of the objectives of corporate development is to ensure a strong, cohesive, sustained and positive image of the Corporation for its shareholders, governments and the public.
The Corporation does not currently have a formal process of orientation and education for new members of the Board. However, the Corporate Governance and Nominating Committee has been charged with the responsibility of developing an orientation and education program for new recruits to the Board, where required.

The Board has adopted a system which would enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. If such an engagement were appropriate it would be subject to the approval of the Chairman, with the right of the director to appeal the decision of the Chairman to the Corporate Governance and Nominating Committee.

The mining and milling industry, by its very nature, can have a significant impact on the natural environment. As a result, environmental planning and compliance must play an ever-increasing part in the operations of any company engaged in these activities. The Corporation takes these issues very seriously and has established an Environment, Health and Safety Committee to oversee the Corporation's efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation, apart from those separately disclosed herein.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the financial year ended September 30, 2000, except as otherwise disclosed in this circular, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any


                                       11
                        INTERNATIONAL URANIUM CORPORATION
material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

CERTIFICATE

The contents and the distribution of this management proxy circular have been approved by the Board.

DATED at Denver, Colorado, this 9th day of January, 2001.


                                           BY ORDER OF THE BOARD




                                           (Signed) David C. Frydenlund,
                                           Vice President, General Counsel
                                           and Corporate Secretary




                                       12
                        INTERNATIONAL URANIUM CORPORATION